EXHIBIT (a)(1)(iv)

ESS Technology, Inc.

Offer to Exchange Certain Outstanding Stock Options

Agreement to Grant Replacement Option

     In exchange for your agreement to cancel the outstanding option(s) granted under the Company’s 2002 Non-Executive Stock Option Plan, 1997 Equity Incentive Plan and 1995 Equity Incentive Plan (collectively, the “Stock Option Plans”) that (a) you tendered on your Election Form (or, if applicable, on your most recent Notice of Change of Election) and (b) were automatically tendered pursuant to the terms of the Offer (collectively, the “Cancelled Options”), the Company hereby promises to grant you, from the Stock Option Plans, a corresponding number of replacement options on or after June 29, 2005 (the Replacement Grant Date, which will be at least six months and one day after December 28, 2004 the Cancellation Date). Each replacement option shall be granted under one of the Stock Option Plans and shall have the terms and conditions to be set forth in a new stock option agreement between the Company and you, which will include:

•	the number of shares of common stock subject to the replacement option will be equal to the number of shares subject to the corresponding Cancelled Option (or the unexercised portion of the Cancelled Option if partially exercised);

•	the exercise price of the replacement option will be equal to the closing sales price of the Company’s common stock on the Replacement Grant Date;

•	the replacement option will be vested and exercisable on the Replacement Grant Date as to the number of shares that would have been vested under the corresponding Cancelled Option as of the Replacement Grant Date had it not been cancelled and continued to vest on its original schedule, so long as you continue to provide service to the Company (or its subsidiary or any successor company, as applicable);

•	the replacement option will expire ten years after the Replacement Grant Date or, if sooner, 90 days after a termination of service for any reason other than death, disability or cause, 12 months after a termination of service as a result of death or disability and immediately in the event of a termination for cause; and

•	each replacement option will generally be subject to the other terms and conditions of the applicable Stock Option Plan and the stock option agreement.

     The stock option agreements for your Cancelled Options have been cancelled as of the Cancellation Date and have no further force or effect.

     In order to receive replacement options, you must continue to provide service to the Company (or its subsidiary or any successor company, as applicable) on the Replacement Grant Date. This Agreement does not convey any right to remain employed or engaged by the Company or its subsidiaries (or any successor corporation). If your employment or consulting relationship is currently at will, it will continue to be at will and the Offer will not change the status of any existing employment or consulting agreements to which you may be a party. If you voluntarily terminate your employment with, or if your employment is terminated by, the Company (or its subsidiary or successor company), for any reason before the Replacement Grant Date, you will lose all rights you have to receive any replacement options, the return of your Cancelled Options or any other consideration for your Cancelled Options.

     This Agreement is subject to the terms and conditions of the Offering Memorandum dated November 29, 2004 and the Election Form (or, if applicable, your most recent Notice of Change of Election) with which you tendered the Cancelled Options, both of which are incorporated herein by reference. These documents reflect the entire agreement between you and the Company with respect to this transaction.

     Capitalized terms not otherwise defined in this agreement have the meanings given those terms in the Offering Memorandum.

     Please contact the Stock Administrator at stockadmin@esstech.com or (510) 492-1377 if you have any questions.

December 28, 2004	ESS Technology, Inc.

By: James Boyd
Title: Chief Financial Officer